

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

March 4, 2010

Mr. Matthew C. Wolsfeld
Chief Financial Officer, Northern Technologies International Corporation
4201 Woodland Rd.
Circle Pines, MN 55014

Re: Northern Technologies International Corporation
Form 10-K for the year ended August 31, 2009
File No. 1-11038

Dear Mr. Wolsfeld:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended August 31, 2009

General

1. In light of the percentage of your investments to your total assets, please tell us if and how you have considered whether you meet the definition of an investment company. Please refer to ASC Topic 946.10.15 and Section 3 of the Investment Company Act of 1940.

Business - Corporate Joint Ventures and Holding Companies, page 2

2. We note that your ownership percentage interest in Polymer Energy LLC is 62.5%. Please explain to us how and why you determined that you are not required to consolidate this entity and tell us the impact that not consolidating this entity had on your financial statements during each period your interest exceeded 50%.

MD&A – Results of Operations, page 34

3. Please revise future annual and quarterly filings to more fully address the factors that impact demand for your products, your expectations regarding the improvement in negative trends and your ability to sustain your operations until that improvement.

4. Please revise future filings to clarify that you incurred a loss before income taxes in FY 2009.

Liquidity and Capital Resources, page 37

5. We note your disclosures regarding the violation of a covenant of your Term Loan and the bank's right to demand immediate payment. In future filings, please clarify your intentions regarding this loan. For example, please indicate if you are attempting to obtain a waiver or refinance the loan, if you expect the bank to call the loan, how you plan to fund a potential required re-payment of the loan, and the potential risks and consequences of covenant violations on your liquidity.

6. Please revise future filings to disclose and discuss the funding sources for your corporate joint ventures, including their use of and the availability of borrowings. If it is reasonably likely that the exposure to debt by any of your corporate joint ventures may materially impact their operations and liquidity, please revise future filings to disclose and discuss those risks and your ability to address them.

7. Please revise future annual and quarterly filings to more fully address the factors that impact changes in working capital components that materially impact cash flows from operations, for example, disclose and discuss reasons for changes in receivables and inventory turnover during each period presented.

Off-Balance Sheet Arrangements, page 38

8. Please revise future filings to disclose the loan guarantee in your commitment and contingency note in your consolidated financial statements or tell us why you do not believe such disclosure is required.

Consolidated Financial Statements
Consolidated Statements of Operations, page 45

9. We note that you include revenues and expenses related to your corporate joint ventures below the subtotal "North American Operating Loss". Please explain to us why you believe that your current statement of operations format is appropriate. Please also explain to us the specific nature of and how you determine the amounts of the revenues and expenses you record under corporate joint ventures and holding companies. For example, please specifically address why you believe it is appropriate to exclude all R&D expenses from the North American operating loss.

Notes to the Financial Statements
1. Nature of Business and Significant Accounting Policies, page 48

10. Please tell us and disclose in future filings your accounting policy for recording revenue related to fees earned for technical support and other services provided to corporate joint ventures. Please clarify the specific nature of the support and services you provide and when and how you recognize the related revenue. Also, please tell us and disclose in future filings the terms of and your accounting policies for receivables from corporate joint ventures. Please explain to us the nature of each transaction that may give rise to such receivables, including the distinction between trade corporate joint venture receivables and technical and other services, corporate joint venture receivables. If your net sales under North American Operations include sales to your corporate joint ventures, please explain to us why you don't believe that separate disclosure of such sales is warranted.

Income Taxes, page 49

11. We note your disclosure that valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Please confirm to us and revise future filings to clarify, if appropriate, that you record a tax valuation allowance when you determine it is more likely than not that some portion or all of your deferred tax assets will not be realized. Also, please tell us and consider disclosing in MD&A in future filings, how you determined your deferred tax assets are realizable.

Deferred Joint Venture Royalties, page 50

12. Please explain to us and revise future filings to clearly disclose how you determine the amount of technical and support fees you defer for the Company sponsored conference.

6. Investments in Corporate Joint Ventures, page 52

13. With a view to enhanced disclosures in future filings, please address the following:
    - Provide us additional information related to the relative size and variability of the corporate joint ventures included in your summarized financial information. If any of your corporate joint ventures were individually significant during any period, please tell us what consideration you have given to providing separate summarized financial information for each such corporate joint venture.
    - Explain to us how you determine and eliminate profits on sales to your corporate joint ventures.
    - Explain to us when and how you assess that your investment in each corporate joint venture is not impaired.
    - Tell us your effective ownership interest in your Austrian joint venture before and after the sale to your German joint venture. Help us understand how you determined the amount of the gain you recorded and the appropriateness of recognizing that gain.

13. Geographic and Segment information, page 57

14. It is not clear to us if the geographic and segment disclosures include any of the results associated with your corporate joint ventures which are material to your financial statements. Please explain to us what is included and excluded from your current disclosures and why you believe they are adequate.

16. Income Taxes, page 60

15. Please tell us and clarify in future filings the nature of the asset valuation reserves included in non-current deferred tax assets. Also, please revise future filings to follow the guidance in ASC Topic 740.10.50. In this regard, it appears to us that you may have netted valuation allowances in your disclosures.

<u>Item 9A (T). Controls and Procedures, page 65</u>

16. We note that "NTIC maintains disclosure controls and procedures … that are designed to reasonably ensure…" If appropriate, please confirm to us, and modify your disclosures in future filings to clearly indicate that your Disclosure Controls and Procedures are designed to provide reasonable assurance. This comment is also applicable to your November 30, 2009 Form 10-Q.

17. We note your conclusion that NTIC's disclosure controls and procedures were effective to provide reasonable assurance "that material information relating to NTIC and its consolidated subsidiaries is made known to management, including NTIC's Chief Executive Officer and Chief Financial Officer, particularly during the period when NTIC's periodic reports are being prepared." Please confirm to us and revise future filings to clarify, if true, that your officers concluded that NTIC's disclosure controls and procedures were effective to provide reasonable assurance that that information required to be disclosed in the reports they file or submit under the Exchange Act is accumulated and communicated to management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. This comment is also applicable to your November 30, 2009 Form10-Q.

18. Additionally we note your disclosures regarding the lack of segregation of duties here and in your November 30, 2009 Form 10-Q. Please explain to us why you have included this disclosure and clarify for us how the lack of segregation of duties impacted the evaluation of the design and effectiveness of your disclosure controls and procedures.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant